UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38051

China Rapid Finance Limited

(Translation of registrant’s name into English)

Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township

Jiading District, Shanghai, 201802

People’s Republic of China

+86-21-6032-5999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Private Placement

As disclosed on China Rapid Finance Limited’s (the “Company”) Current Report on Form 6-K (the “Initial 6-K”) filed with the Securities and Exchange Commission on June 29, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 67,445,674 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share with an initial exercise price of $0.29 per Share, at a price of $0.14634 per Unit for an aggregate purchase price of RMB70,000,000 (approximately $9,870,000), subject to various conditions to closing.

On July 2, 2020, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued 67,445,675 Units to the Purchasers pursuant to the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 2, 2020

China Rapid Finance Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer